ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.297.5542 jkwilson@foley.com EMAIL

April 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hudson Global, Inc.
Commission File Number: 000-50129
Preliminary Proxy Materials Relating to 2014 Annual Meeting of Stockholders

Ladies and Gentlemen:

On behalf of Hudson Global, Inc., a Delaware corporation (the “Company”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s preliminary proxy statement and form of proxy (the “Preliminary Proxy Materials”) relating to the Company’s 2014 Annual Meeting of Stockholders (the “Annual Meeting”).

On January 21, 2014, the Company received a notice from Lone Star Value Management, LLC and certain other affiliated persons and entities (collectively, the “Lone Star Group”) stating their intention to propose two alternative director nominees for election at the Annual Meeting. The Company is filing the Preliminary Proxy Materials because the Preliminary Proxy Materials contain comments and references to the Lone Star Group’s “solicitation in opposition” (as defined in Rule 14a-6(a) of the Exchange Act) of the Company’s director nominees for election at the Annual Meeting.

In addition, the Preliminary Proxy Materials contain a proposal that the Company’s stockholders approve an amendment to the Company’s Amended and Restated Certificate of Incorporation to declassify the Company’s Board of Directors and provide for the annual election of directors.

Please be advised that, in accordance with Rule 14a-6(b) of the Exchange Act, the Company intends to release definitive proxy materials on or prior to April 25, 2014 by sending to its stockholders a definitive proxy statement and form of proxy, as well as a copy of the Company’s annual report for the year ended December 31, 2013. To accommodate the Company’s proposed timing for the release of definitive proxy materials, we would appreciate your prompt attention to the Preliminary Proxy Materials. Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (414) 297-5642 or jkwilson@foley.com, to Benjamin F. Garmer, III at (414) 297-5675 or bgarmer@foley.com, or to Spencer T. Moats at (414) 319-7343 or smoats@foley.com.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

cc:	Hudson Global, Inc.
Working Group

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